May 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: SiSi Cheng and Ernest Greene

Re:	IntriCon Corporation
Form 10-K for the fiscal year ended December 31, 2019
Filed March 16, 2020
File No. 001-05005

Dear Ms. Cheng and Mr. Greene:

The Company hereby submits its responses to comments raised in the Staff’s letter, dated April 29, 2019 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2019

Consolidated Statements of Operations, page 34

1.	In future filings, please revise to present the applicable income tax expense or benefit associated with your discontinued operations either as a separate line item or parenthetically here on the face of the statements of operations or in your discontinued operations footnote. Refer to ASC 205-20-50-5B(a) and 5C(b).

● RESPONSE: The Company will include disclosure in its future filings to present the applicable income tax expense or benefit, if any, associated with its discontinued operations in its discontinued operations footnote.

If any member of the Staff has questions, please call me at (651) 604-9526.

Sincerely,

/s/ Scott Longval

Scott Longval
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Nicholas A. Giordano, Audit Committee Chairman
Mark S. Gorder, CEO
Francis E. Dehel, Esquire
John Dauwalter, CPA
Patrick Larson, CPA